SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2014

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras starts production at St. Malo in the ultra-deep waters of the U.S. Gulf of Mexico

Rio de Janeiro, December 2, 2014 – Petróleo Brasileiro S.A. – Petrobras announces that production started at the St. Malo field today. The field is located approximately 280 miles (450 km) south of New Orleans, Louisiana, in water depths of approximately 7,000 feet (2,100 m) in the Walker Ridge area of the Gulf of Mexico. The reservoir depth is in the order of 26,500 feet (8,077 m).

St. Malo was discovered in 2003 and has a subsea completion that flows back to a semi-submersible floating production unit (FPU). The FPU is a shared unit for St. Malo and Jack fields and has a production capacity of 170,000 barrels of oil and 42.5 million cubic feet of natural gas per day, with the capability for future expansion. It is the largest semi-submersible in the Gulf of Mexico based on displacement, and has been designed to operate for at least 30 years.

Petrobras in the U.S. Gulf of Mexico

Petrobras is a leader in ultra-deepwater operations, benefitting from its experience and technology developed in offshore operations in Brazil. St. Malo is the third ultra-deepwater development in the prolific Lower Tertiary trend (formed between 23 and 65 million years ago).

Also in the Lower Tertiary Petrobras has the Cascade and Chinook fields, in production since 2012. They produce to the BW Pioneer, the first Floating Production Storage and Offloading (FPSO) vessel approved for use in the U.S. Gulf of Mexico. Additionally, Petrobras holds stakes in Tiber, Lucius, Hadrian South and Hadrian North, all with significant oil and gas reserves.

In the St. Malo field Petrobras holds a 25 percent stake. Chevron, through its subsidiaries Chevron U.S.A. Inc. and Union Oil Company of California, is the operator with a 51 percent interest. Other partners are Statoil Gulf of Mexico LLC with 21.5 percent, ExxonMobil with 1.25 percent and Eni Petroleum US LLC with 1.25 percent.

Petrobras also has a 15 percent ownership interest in the Jack/St. Malo FPU.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 2, 2014
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.